UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2019

Commission File Number: 001-38206

TDH HOLDINGS, INC.

(Translation of registrant’s name into English)

c/o Qingdao Tiandihui Foodstuffs Co. Ltd., Room 1809,

Financial Square, 197 Shuangzhu Road, Huangdao District, Qingdao

Shandong Province, People’s Republic of China

Tel: +86-532-8591-9267

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ☒   No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Nasdaq Compliance Confirmation and a Panel Monitor

On October 29, 2019, TDH Holdings, Inc. (the “Company”) received Nasdaq confirmation of the Company’s regaining technical compliance with the minimum stockholders’ equity rule and with other applicable requirements as set forth in the Panel’s decision following an oral hearing in August 2019.

In connection with this confirmation, the Nasdaq Panel imposes a Panel Monitor under Listing Rule 5815(d)(4)(A) until October 30, 2020 for the purposes of monitoring the Company’s continued compliance with the stockholders’ equity requirement. If and to the extent the Company’s stockholders’ equity falls below $2.5 million and the Company does not qualify for listing under an alternative to the stockholders’ equity rule, the Panel (or a newly convened Panel if the initial Panel is unavailable) will promptly conduct a hearing with respect to this deficiency, and the Company’s securities may be immediately delisted from Nasdaq. During the monitoring period, the Company will be obligated to notify the Panel, in writing, in the event its stockholders’ equity falls below $2.5 million for any reason, and in the event the Company falls out of compliance with any other applicable listing requirement. In the event that the Company fails to comply with any other requirement for continued listing during the monitoring period, the Company will be provided written notice of the deficiency and an opportunity to present a definitive plan to regain compliance to the Panel. The Panel will thereafter render a determination with respect to the Company’s continued listing on Nasdaq. Notwithstanding Listing Rule 5810(c), the Company will not be permitted to provide the Listing Qualifications Department a plan of compliance with respect to any deficiency that arises during the monitor period, and the Listing Qualifications Department will not be permitted to grant additional time for the Company to regain compliance with respect to any deficiency.

If the Company is delisted from Nasdaq, its common shares may be traded over-the-counter on the OTC Bulletin Board or in the “pink sheets” if one or more market makers seeks and obtains approval by the Financial Industry Regulatory Authority to continue quoting in the Company’s common shares. Many over-the-counter stocks trade less frequently and in smaller volumes than securities traded on Nasdaq, which would likely have a material adverse effect on the liquidity and value of the Company’s common shares.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: November 1, 2019

TDH Holdings, Inc.

By:	/s/ Dandan Liu
Name:	Dandan Liu
Title:	Chief Executive Officer

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